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FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

TransCode Therapeutics, Inc.

6 Liberty Square, #2382

Boston, Massachusetts 02109

Telephone: (857) 837-3099

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

March 11, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory and Mary Beth Breslin

Re:	TransCode Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333- 253599

CIK No. 0001808865

Rule 83 Confidential Treatment Request by TransCode Therapeutics, Inc.

Ladies and Gentlemen:

On behalf of TransCode Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 14, 2021 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on December 18, 2020, amended January 27, 2021, and subsequently publicly filed by the Company with the Commission on February 26, 2021 (File No. 333-253599) (the “Registration Statement”), we submit this supplemental letter to further address comment 6 of the Original Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED By

transcode THERAPEUTICS, Inc.

March 11, 2021

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); as such, all dollar amounts and per share amounts in this letter reflect the anticipated effects of the Stock Split.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to R. Michael Dudley, Chief Executive Officer, TransCode Therapeutics, Inc., 6 Liberty Square, #2382, Boston, Massachusetts 02109 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

6.	Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will facilitate our review of your accounting for stock compensation. Please discuss with the staff how to submit your response.

CONFIDENTIAL TREATMENT REQUESTED By

TransCode THERAPEUTICS, Inc.

March 11, 2021

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, after giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock historically has been determined by the Company’s board of directors (the “Board”) as of the date of each option or other equity award grant, with input from management, considering the Company’s then most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company’s most recent third-party valuations of its common stock were prepared for December 31, 2019 and October 1, 2020. These third-party valuations were performed in accordance with the guidance outlined in the National Association of Certified Valuators and Analysts Professional Standards, and were prepared using the income approach, while utilizing elements of the asset-based approach and the market approach. Professional judgment must be used to select the approach(es) and the method(s) that best indicate the value of the business interest.

The asset approach is a general way of determining a value indication of a business, business ownership interest, or security using one or more methods based on the value of the assets net of liabilities, as such necessarily involving an analysis of the economic worth of a company’s tangible and intangible, recorded and unrecorded assets in excess of outstanding liabilities. There are two main methods within the asset approach: (i) the adjusted net asset value method, and (ii) the excess earnings method. The asset approach is relevant for holding companies and for operating companies that are contemplating liquidation or are unprofitable for the foreseeable future.

CONFIDENTIAL TREATMENT REQUESTED By

TransCode THERAPEUTICS, Inc.

March 11, 2021

The income approach is the most customary way to measure the value of a business or an interest in a business; the value of a company is the value of all of its future benefits to its owners typically measured in net cash flows discounted back to a present value at a discount rate which is the cost of capital that reflects the time value of money and the degree of risk of realizing the projected benefits. The income approach utilizes two basic methods: (i) discounting, where all expected future benefits are projected and discounted back to a present value, and (ii) capitalizing, where a single benefit is divided by a capitalization rate to get a present value. The approach requires two categories of estimates: (i) forecasts of future results, such as net cash flow or earnings, and (ii) estimation of an appropriate discount rate in the form of cost of capital or cost of equity.

Finally, the theory of the market approach is the economic principle of substitution; one would not pay more than one would have to pay for an equally desirable alternative. Therefore, analysts seek valuation guidance from the prices of other similar companies, or interests in companies, that have sold. While no company is exactly comparable to another, a thorough appraisal requires seeking out the best of the extensive guidance that the market can provide. The Market Approach is particularly relevant when the estimation of value is performed through the lens of a fair market value standard.

December 31, 2019 Valuation

The Company’s third-party valuation as of December 31, 2019 (the “December 2019 Valuation”), which was used, in part, by the Company’s Board to determine the fair value of the Company’s common stock as of the grant date of option awards granted in June 2020, (which had been anticipated to have been issued in January 2020) determined the enterprise value of the Company using an integration of asset and market-based approaches into the income approach. The third-party valuation specialist determined the income approach was the most valid way to measure the value of a business in this case. Because there are significant unknowns of regulatory action, pricing, and reimbursement of a curative therapy in the Company’s industry, and the significant uncertainty of obtaining the capital needed to develop the therapeutic candidate, the third-party valuation specialist determined that the most relevant and reliable indication of value in this case derives from the present value of a comparison of the future sale of an asset, which type of event is highly regular in the Company’s industry. At the time of this valuation, the IPO was not a consideration nor had any discussions about an IPO occurred. In fact, the Company sought private institutional capital but was unsuccessful, a factor considered in the appraisal. The third-party valuation analyst then integrated asset and market approaches into the income approach to generate a present value of the benefits of the transaction measured as free cash flow using discount rates.

CONFIDENTIAL TREATMENT REQUESTED By

transcode THERAPEUTICS, Inc.

March 11, 2021

October 1, 2020 Valuation

The Company’s third-party valuation as of October 1, 2020 (the “October 2020 Valuation”), which was used, in part, by the Company’s Board to determine the fair value of the Company’s stock as of the grant date of each of the three option awards made since that date, determined the enterprise value of the Company using an integration of asset and market-based approaches into the income approach. This valuation was commissioned by the Company because it had signed an engagement letter with respect to the IPO and while the outcome of the effort was not a certainty, a possible IPO was explicitly considered in the valuation analysis. The third-party valuation specialist determined the income approach was the most valid way to measure the value of a business in this case. The third-party valuation specialist also formalized the inaccuracy of measurements of present value of future benefit streams using contingent claims (real options) approaches, measuring both internal and external risks to the benefit stream. The third-party valuation analyst then integrated asset and market approaches into the income approach to generate a present value of the benefits of the transaction measured as free cash flow using discount rates.

Valuation Date	Estimated Value of Common Stock (post- Reverse Split)	Estimated Value of Common Stock (pre-Reverse Split)	Primary Valuation Method
12/31/2019	$0.0824	$0.05	Income approach
10/1/2020	$3.9073	$2.37	Income approach

The principal factors contributing to the increase in the fair value of common stock from the December 2019 Valuation to the October 2020 Valuation were the timing of, and cost-effective changes to, the Company’s clinical development plan, the strategy now underway to fund said research, and the potential to attain a significant exit in earlier stages of development.

The Board relied, in part, on the results of (i) the December 2019 Valuation in its determination of the fair value of common stock of $0.0824 per share as of December 31, 2019 and (ii) the October 2020 Valuation in its determination of the fair value of common stock of $3.9073 per share as of December 17, 2020 and January 7, 2021, when it granted a total of 109,180 options to purchase shares of common stock to non-employee directors upon adoption by the Company of a compensation plan for non-employee directors in connection with their respective appointments to the Company’s board of directors. The Board determined that the fair value of common stock as of December 17, 2020 remained at $3.9073 per share because the Company had not yet held valuation discussions with the underwriters regarding its common stock and no events had occurred which would have had a material effect on the October 2020 Valuation result. Subsequent to January 7, 2021, the Company made no other equity awards and would, if any new awards are made, obtain an updated appraisal of the fair value of the common stock. See, e.g., the section entitled “Executive Compensation - Proposed Compensation Arrangements Following Completion of this Offering” appearing in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED By

transcode THERAPEUTICS, Inc.

March 11, 2021

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to February 19, 2021, the Company and the underwriters had not had discussions regarding the Preliminary Price Range. Among the factors that the underwriters described as their considerations in setting the Preliminary Price Range were the following:

•	general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuation metrics for and recent performance of initial public offerings by companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of December 31, 2019 and October 1, 2020 of $0.0824 per share and $3.907 per share, respectively, both amounts reflecting the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to December 1, 2020, the date of the Company’s most recent determination of the fair value of its common stock in reliance on, among other things, the October 2020 Valuation.

CONFIDENTIAL TREATMENT REQUESTED By

transcode THERAPEUTICS, Inc.

March 11, 2021

•	The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes including outcomes which would result in a lower valuation of the Company’s common stock than its IPO.

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the December 2019 Valuation or the October 2020 Valuation.

•	The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock in the December 2019 Valuation and the October 2020 Valuation, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO (12 months for officers and directors).

•	Since January 7, 2021, the Company has taken several steps towards the completion of an IPO, including (i) receiving an initial comment letter from the SEC which presented no significant disclosure, accounting or other issues, increasing the probability of executing an IPO in the second quarter of 2021; (ii) drafting and confidentially submitting an amendment to the Registration Statement to the Commission on January 27, 2021; and (iii) on advice of outside advisors and after full deliberation by the Company’s board of directors, publicly filing the Registration Statement with the Commission on February 26, 2020.

•	Since January 7, 2021, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including continuing to progress its product candidates. Specifically, (i) the Company expects to receive the key component of its therapeutic candidate during March 2021 with which it can have manufactured the drug substance needed for final pre-clinical testing and (ii) the Company placed a second order of this key component needed for a Phase I clinical trial of the therapeutic candidate. In February 2021, the Company also signed an option to negotiate an exclusive license for additional technology that could be instrumental in the Company’s future.

CONFIDENTIAL TREATMENT REQUESTED By

transcode THERAPEUTICS, Inc.

March 11, 2021

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

•	Other biotechnology companies at a similar stage of development and of a similar size have consummated initial public offerings on favorable terms and with successful aftermarket performance. In addition, other biotechnology companies at a similar stage of development and of a similar size have consummated other equity offerings on favorable terms.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate at the times awarded for the reasons described herein and in the Registration Statement. The Company also refers the Staff to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1933.

CONFIDENTIAL TREATMENT REQUESTED By

transcode THERAPEUTICS, Inc.

March 11, 2021

Respectfully submitted,

GOODWIN PROCTER LLP

By:	/s/ Michael Bison

cc:	R. Michael Dudley, TransCode Therapeutics, Inc.
Thomas A. Fitzgerald, TransCode Therapeutics, Inc.
Benjamin Bertan, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED By

transcode THERAPEUTICS, Inc.